UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

_____________________________

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Angel Cano, BBVA^s President & Chief Operating Officer Madrid, April 30th 2014 First quarter results 2014
Disclaimer This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and other factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the information of this document. This document may contain summarised information or information that has not been audited, as well as information relative to solvency produced with criteria that are still subject to definitive CRR regulatory interpretation, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing Restrictions.
Riesgos Highlights Solvency Liquidity Earnings Risk New cycle of earnings growth Improvement in risk indicators Active management of capital Adequate financing structure Strong fundamentals
Riesgos Highlights Solvency Liquidity Earnings Risk Strong fundamentals Net income excluding corporate operations +19% (1Q14 vs. 1Q13) Risk premium -18 bp (1Q14 vs. 1Q13) Gross entries to NPAs -25% Lower finance costs -177 bp (vs 5-year senior debt issue in 1Q13) Core capital ratio CRD IV 10.8% (Phased-in) Note: risk figures exclude real estate activities.
Net interest income + fee income €m -6.4% Gross income €m +6.7% constant € +5.0% constant € -6.8% 45% developed and 55% emerging Earnings: revenue continues to be resilient ... Gross Income* * excludes Holding
... rising faster than costs thanks to superior management ... Gross income vs. costs YoY change, constant € (%) Developed Emerging Control and reduction plans Investment for the future Note: excludes Holding
... and this is reflected by operating income ... Maintaining leadership in terms of profitability -8.4% +6.0% constant € Operating income €m Operating income/ATAs BBVA vs peer group; 12M13 (%) Note: peer group includes BARCL, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI
... and aided by lower provisions, this results in strong earnings growth Loan-loss + real estate provisions €m +76.1% constant € Net income ex corporate operations €m +18.7% Lower provisions Moving towards normal levels Consolidating growth
Risk: indicators are improving NPA ratio (%) Coverage ratio (%) Accum. cost of risk 1.6% 1.5% 1.2% 1.4% 1.4% Note: risk figures exclude real estate activities. NPA ratio for real estate activity in Spain: 54.2%, 63% coverage, NPAs €8.7bn and the risk premium is 2.0% Refinancing NPAs €bn Gross entries to NPL €bn -25% vs 1Q13 -18 bp vs 1Q13 Incl. real estate 26.5 26.2 25.4 21.8 22.2
Capital: excellent management Strong capital position 5.8% (Fully-loaded) Additional Tier 1 issue Tier II issue Issuance activity 10.8% (Phased-in) Capital plans were approved in USA 9.9% (Fully-loaded) Core Capital CRD IV Leverage Ratio
Summary: good earnings and on the road to a new growth cycle €m FX impact Provisions: driving short-term growth Recurring earnings Note: Earnings are presented this way to show the development of recurring business. The reconciliation with the earnings statement is shown on page 47 of the financial information filed today with the CNMV.
Business Areas
Developed Emerging
Lending -8.4% +12.8% Customer funds Business activity in Spain YoY chg in average balances Improvement in customer spread Net interest income + fees €m -9.5% Banking activity in Spain: start of recovery +5.5% Operating income €m Gross income €m +17.0% Costs -7.9% vs. 1Q13
Banking activity in Spain: moving towards normal levels of provisioning NPA ratio Gross entries €bn Refinancing NPAs €bn Risk indicators % Coverage ratio Risk premium %
Banking activity in Spain: income statement €m Gradual return to normal conditions
Real estate business in Spain: less exposure Figures at 1Q14 Exposure down 21% from 2011 peak level Sales at prices close to NBV Prices are gradually stabilizing Demand is recovering slowly -127bp in the quarter Net exposure €14.2bn NPA ratio 54.2% Sales volume ~5,000 units -€231m Net Attrib. Profit
Lending +14.7% +4.4% Customer funds Compass business activity Average balance, YoY, in constant € Operating income Constant €m USA: surge in new business is reflected by income +6.8% +5.9% +10.4% Net interest income + fees Constant €m Gross income Constant €m
NPA ratio Coverage ratio NPA and coverage ratios (%) USA: excellent risk indicators Loan-loss provisions and risk premium Quarter by quarter (€m constant , %)
USA: income statement Constant €m Good performance at all levels of the income statement
Developed Emerging
Garanti: solid earnings in a complex environment Big challenges and opportunities Lending is growing more slowly Pressure on margins Cost of funding increases and customer spread declines Improved macro outlook in the medium term Future potential Best franchise in the country
EurAsia: income statement Solid contribution despite environment Constant €m Note: in accordance with IFRS Garanti is accounted by the equity method for the purpose of uniform presentation based on the proportional consolidation method. Note: the equity-accounted earnings from CNCB (excluding dividends), the effect of the mark-to-market valuation of BBVA's stake in CNCB following the new agreement concluded with the CITIC Group, which implied the sale of 5.1% of CNCB, is included in Holding .
Lending +10.4% +12.2% Customer funds Business activity Average balance, YoY, in constant € Operating income Constant €m Mexico: vigorous activity in business and margins +10.1% +14.5% +12.2% The leading franchise Net interest income + fees Constant €m Gross income Constant €m
Mexico: stable risk indicators NPA ratio Coverage ratio NPA and coverage ratios (%) Loan-loss provisions and risk premium Quarter by quarter (€m constant, %)
Mexico: income statement Constant €m Note: results from the pension business in Latin America, including the capital gains from their sale are included under the Holding
South America: buoyant level of new business and solid growth Lending +25.1% +25.3% Customer funds Business activity Average balance, YoY, in constant € Operating income Constant €m +25.2% +31.9% +27.1% Net interest income + fees Constant €m Gross income Constant €m
NPA ratio Coverage ratio NPA and coverage ratios % South America: good risk indicators Loan-loss provisions and risk premium Quarter by quarter (€m constant, %)
South America: income statement Diversifying within the region Constant €m Note: results from the pension business in Latin America and BBVA Panama, including the capital gains from their sale are included under the Holding
Angel Cano, BBVA^s President & Chief Operating Officer Madrid, April 30th 2014 First quarter results 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 30, 2014	By: /s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Global Head of Group Accounting and Information Management